SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 10, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
Subsidiaries

Interim condensed consolidated financial information
at September 30, 2008 and 2007 (unaudited) and
at December 31, 2007 and report of independent
auditors on limited reviews

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
TAM S.A.

1
We have carried out a limited review of the consolidated balance sheet of TAM S.A. and its subsidiaries (the “Company”) as of September 30, 2008 and of the related statements of income, of changes in shareholders’ equity, statements of cash flows, the performance report and the notes for the quarter and period ended September 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements.

2
Our reviews were conducted in accordance with specific standards established by the IBRACON (Institute of Independent Auditors of Brazil) and mainly comprised analytical review of financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the consolidated financial statements.
Because these procedures do not comprise an audit carried out in accordance with approved Brazilian auditing standards, we do not express an opinion on these consolidated financial statements.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the consolidated financial statements reviewed by us, in order for them to conform with accounting practices adopted in Brazil.

4
As mentioned in Note 2(q), Law No. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This Law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies to be fully applied by the companies.
Accordingly, during this phase of transition, the CVM, through its Instruction 469/08, permitted the non-application of all of the provisions of Law 11638/07 in the preparation of the Quarterly Information (ITR). Accordingly, the accounting information included in the Quarterly Information for the quarter and period ended September 30, 2008 has been prepared in accordance with specific instructions from the CVM and does not include all the changes in accounting practices introduced by Law 11638/07.

5
The consolidated financial statements also include accounting information as of December 31, 2007. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated March 28, 2008.

6
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

São Paulo, November 10, 2008.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 “S” SP

TAM S.A. and Subsidiaries

Condensed consolidated interim balance sheet
As at September 30, 2008 (unaudited) and December 31, 2007
In thousands of reais

		September 30,	December 31,
Assets	Note	2008	2007

		(unaudited)

Current
Cash and banks		77,198	134,873
Financial investments	3	2,028,087	2,472,004
Customer accounts receivable	4	1,181,149	937,928
Inventories	5	215,555	162,471
Taxes recoverable	6	124,817	87,017
Advances to aircraft manufacturers	7	803,417	864,440
Deferred income tax and social contribution	19		37,950
Prepaid expenses		100,841	151,372
Aircraft insurance and other		8,404	44,515
Other		88,664	137,071

		4,628,132	5,029,641

Non-current
Long-term receivables
Deposits in guarantee	8	120,506	161,488
Deferred income tax and social contribution	19	285,807	195,415
Judicial deposits	16	87,653	75,017
Advances to aircraft manufacturers	7	268,396	105,115
Advances for aircraft maintenance	7	307,475	119,633
Other		86,411	53,541

		1,156,248	710,209

Permanent assets
Other investments		70	70
Property, plant and equipment	10	1,296,174	789,885
Intangible		43,130	13,156

		1,339,374	803,111

		2,495,622	1,513,320

Total assets		7,123,754	6,542,961

TAM S.A. and Subsidiaries

Condensed consolidated interim balance sheet
As at September 30, 2008 (unaudited) and December 31, 2007
In thousands of reais	(continued)

		September 30,	December 31,
Liabilities and stockholders’ equity	Note	2008	2007

		(unaudited)

Current liabilities
Suppliers		367,240	426,856
Short-term debt, including current portion of long-term debt	11	663,276	881,148
Obligations under finance lease and lease payable	12	128,557	72,917
Debentures	17	10,825	32,159
Interest accrued on senior notes	18	18,236	7,076
Return of Fokker 100 fleet	14	14,842	11,501
Salaries and payroll charges		306,252	236,708
Advance ticket sales	15	829,747	791,546
Taxes and tariffs payable		75,327	59,051
TAM Loyalty Program	27	41,348	20,614
Income tax and social contribution payable		55,572	20,079
Interest on own capital and dividends payable		599	72,616
Other		308,094	119,709

		2,819,915	2,751,980

Non-current
Long-term liabilities
Long-term debt	11	264,759	219,189
Obligations under finance lease	12	380,632	53,196
Debentures	17	500,000	500,000
Senior Notes	18	574,290	531,390
Return of Fokker 100 fleet	14	32,724	41,523
Deferred income tax and social contribution	19	49,821	50,861
Provision for contingencies	16	954,529	844,713
Other		112,907	44,724

		2,869,662	2,285,596

Deferred income		11,099	11,099

Minority interest		2,730	2,629

Stockholders’ equity
Capital (representing 50,195,049 common shares and 100,390,098 preferred shares at September 30, 2008 (December 31, 2007 – 59,791,955 common
shares and 90,793,192 preferred shares))	20	675,497	675,497
Capital reserve	20	102,855	102,855
Revaluation reserve	20	133,068	135,134
Revenue reserves	20	566,810	578,171
Retained (loss) earnings	20	(57,882)

		1,420,348	1,491,657

Total liabilities and stockholders’ equity		7,123,754	6,542,961

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of operations
Three and nine month periods ended September 30, 2008 and 2007 (unaudited)
In thousands of reais, except amounts per thousand shares

		Three-month periods		Nine-month periods
		ended September 30,		ended September 30,

	Note	2008	2007	2008	2007

Gross operating revenue
Air transportation revenues
Domestic	21	1,670,161	1,214,355	4,521,065	3,477,102
International	21	813,071	554,443	2,028,961	1,592,265
Cargo	21	260,404	199,712	730,624	551,663
Other operating revenues	21	262,531	177,524	687,496	491,835

		3,006,167	2,146,034	7,968,146	6,112,865

Taxes and deductions		(109,908)	(84,383)	(297,194)	(247,497)

Net operating revenue		2,896,259	2,061,651	7,670,952	5,865,368
Cost of services rendered	22	(2,074,046)	(1,519,342)	(5,769,944)	(4,277,611)

Gross profit		822,213	542,309	1,901,008	1,587,757

Operating income (expenses)
Selling	22	(448,892)	(362,481)	(1,120,162)	(1,015,137)
General and administrative	22	(203,874)	(119,127)	(519,914)	(376,392)
Executive management fees	22	(2,491)	(3,333)	(9,295)	(17,633)
Other operating expenses, net		(18,369)	(6,959)	(26,778)	(23,520)

		(673,626)	(491,900)	(1,676,149)	(1,432,682)

Operating profit before financial result		148,587	50,409	224,859	155,075

Financial result
Financial expenses	23	(836,804)	(394,872)	(1,355,554)	(731,530)
Financial income	23	535,301	422,800	1,063,669	699,135

Operating profit		(152,916)	78,337	(67,026)	122,680

Non-operating income(expenses), net		2,164	(296)	16,458	5,683

Income (loss) before income tax and social
contribution and minority interest		(150,752)	78,041	(50,568)	128,363

Income tax and social contribution
Current	19	3,472	(22,812)	(59,226)	(101,117)
Deferred	19	34,772	(6,729)	49,947	51,900

Income (loss) before minority interest		(112,508)	48,500	(59,847)	79,146

Minority interest		(188)	22	(101)	(82)

Net income (loss) for the period		(112,696)	48,522	(59,948)	79,064

Shares at the end of the period
(in thousands)	20	150,312	150,563	150,312	150,563

Net income (loss) per thousand shares at the end of the period (R$)		(0.74975)	0.32227	(0.39882)	0.52512

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of changes in shareholders’ equity
Three and nine month periods ended September 30, 2008 and 2007
In thousands of reais

				Revenue reserve

	Capital	Capital reserve	Revaluation reserve	Legal	Retention of profit	Treasury stocks	Retained earnings	Total

At December 31, 2006	675,000	102,855	147,874	33,786	489,871		(5,954)	1,443,432

Realization of revaluation reserve, net (Note 20 (e))			(1,406)				1,406
Net income for the period							59,180	59,180

At March 31, 2007 (unaudited)	675,000	102,855	146,468	33,786	489,871		54,632	1,502,612

Realization of revaluation reserve, net (Note 20 (e))			(840)				840
Reversal of revaluation reserve upon disposal of aircraft (TAM
Mercosur)			(1,204)					(1,204)
Net income (loss) for the period							(28,638)	(28,638)

At June 30, 2007 (unaudited)	675,000	102,855	144,424	33,786	489,871		26,834	1,472,770

Realization of revaluation reserve, net (Note 20 (e))			(739)				739
Reversal of revaluation reserve upon disposal of aircraft (TAM			(7,078)					(7,078)
Mercosur)
Net income for the period							48,522	48,522

At September 30, 2007 (unaudited)	675,000	102,855	136,607	33,786	489,871		76,095	1,514,214

At December 31, 2007	675,497	102,855	135,134	40,231	537,940			1,491,657

Realization of revaluation reserve, net (Note 20 (e))			(687)				687
Treasury stocks						(4,776)		(4,776)
Net income for the period							2,551	2,551

At March 31, 2008 (unaudited)	675,497	102,855	134,447	40,231	537,940	(4,776)	3,238	1,489,432

Realization of revaluation reserve, net (Note 20 (e))			(730)				730
Treasury stocks						294		294
Negative goodwill on disposal of shares					(1,415)			(1,415)
Net income for the period							50,197	50,197

At June 30, 2008 (unaudited)	675,497	102,855	133,717	40,231	536,525	(4,482)	54,165	1,538,508

Realization of revaluation reserve, net (Note 20 (e))			(649)				649
Treasury stocks						(3,980)		(3,980)
Negative goodwill on disposal of shares					(1,484)			(1,484)
Net income (loss) for the period							(112.696)	(112.696)

At September 30, 2008 (unaudited)	675,497	102,855	133,068	40,231	535,041	(8,462)	(57.882)	1.420.348

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statements of cash flows
Three and nine month periods ended September 30, 2008 and 2007 (unaudited)
In thousands of reais

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2008	2007	2008	2007

Cash flows from operating activities

Net income (loss) for the period	(112,696)	48,522	(59,948)	79,064

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	37,480	28,165	103,485	82,215
Amortization of goodwill		179		538
Deferred income tax and social contribution	(34,772)	(45,751)	(53,482)	(100,359)
Provision for contingencies	32,207	51,271	62,140	91,967
Loss on disposal of long lived asset	1,664	27,924	24,204	31,399
Indexation charges and exchange variations, net	129,952	26,549	214,988	102,018
Other provisions	8,288	14,514	13,143	13,476
Minority interest	187	(22)	102	81

(Increase) decrease in assets
Customer accounts receivable	(92,815)	(38,550)	(254,705)	(226,172)
Inventories	(18,507)	(12,415)	(34,601)	(10,683)
Taxes recoverable	(41,991)	(57,762)	(33,012)	(136,122)
Prepaid expenses	2,105	(75,281)	51,178	(84,551)
Advances to aircraft manufacturers	195,043	(47,062)	(30,850)	(576,450)
Deposits in guarantee	15,531	27,583	47,409	(18,911)
Judicial deposits	(9,346)	(2,588)	(12,636)	(17,078)
Advances for aircraft maintenance	(43,335)	35,171	(159,015)	(16,954)
Insurance	11,891	(49)	36,111	8.452
Other	74,058	11,536	49,168	(56,182)

Increase (decrease) in liabilities
Suppliers	(22,337)	21,033	(59,617)	21,497
Salaries and social charges	37,699	48,660	69,544	37,576
Advance ticket sales	29,002	(37,176)	38,201	64,592
Taxes and tariffs payable	(29,841)	9,333	16,277	15,173
Financial and operating leases	9,203	7,498	4,707
Income tax and social contribution payable	10,281	23,109	33,480	95,401
Other*	233,779	(25,446)	245,643	(16,665)

Net cash provided by operating activities	422,730	38,945	311,914	(616,678)

*On 2008 consolidated amounts is included financial derivative instruments registed at fair value (Note 26 (a) (i)).

TAM S.A. and Subsidiaries

Condensed consolidated interim statements of cash flows
Three and nine month periods ended September 30, 2008 and 2007 (unaudited)
In thousands of reais	(continued)

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2008	2007	2008	2007

Cash flows from investing activities

Acquisition of property, plant and equipment	(119,803)	(47,747)	(340,972)	(162,061)
Intangible	(12,904)		(29,974)

Net cash used in investing activities	(132,707)	(47,747)	(370,946)	(162,061)

Cash flows from financing activities

Treasury stocks	(5,464)		(11,362)
Dividends paid			(72,017)	(137,106)
Term loan and financing
Issuance	60,221	31,308	360,259	503,786
Repayments (interests included)	(214,126)		(618,289)	(47,372)
Finance lease
Repayments (interests included)	(5,399)	(23,252)	(16,108)	(38,239)
Debentures:
Repayments (interests included)	(28,974)	(38,760)	(66,583)	(91,277)
Senior notes:
Issuance				607,080
Repayments (interests included)			(18,460)

Net cash provided by financing activities	(193,742)	(30,704)	(442,560)	796,872

Increase in cash and banks and financial
investments	96,281	(39,506)	(501,592)	18,133

Cash and banks and short term investments at the end of period	2,105,285	2,471,111	2,105,285	2,471,111
Cash and banks and short term investments at the beginning of period	2,009,004	2,510,617	2,606,877	2,452,978

Change in cash and equivalents and financial investments	96,281	(39,506)	(501,592)	18,133

Supplemental disclosure of cash flow information:

Interest paid	37,824	10,871	114,441	77,964
Income taxes paid	22,277	32,171	58,443	70,493

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated on May 17, 1997, to invest in companies which carry out air transportation activities. The Company holds ownership interest in TAM Linhas Aéreas S.A. ("TLA''), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asuncion, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted. These subsidiaries are headquartered in the Cayman Islands, and their main activities involve aircraft acquisition and financing. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interests in other companies. This Company did not record transactions during the period.

TLA consolidates the financial statements of Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose exclusive corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of the interim financial information

The quarterly information was approved by the management in November 7, 2008.

The consolidated interim financial information were prepared in accordance to the accounting practices adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”), including CVM Instruction 469/08.

In the preparation of the present interim financial information it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's present interim financial information includes therefore estimates relating to the selection of the useful lives of property, plant and equipment, the allowances necessary for contingent liabilities, the establishment of allowances for income tax and other similar items. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and assumptions at least once a year.

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

The quarterly information was prepared in accordance with CVM Resolution 488/05 and the pronouncement of the Brazilian Institute of Independent Auditors (“IBRACON”) NPC 27 – Financial Statements – Presentation and Disclosure, which has been approved by CVM.

The main accounting practices adopted in the preparation of the consolidated interim financial information are as follows:

(a) Determination of results of operation

Results of operations are determined on an accruals accrual basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;
ii. tickets sold but not yet used relating to advance ticket sales are recorded as current liabilities;
iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or the date of the financial statements.

(b) Foreign currency

Foreign currency items included in the financial statements are first measured by using the currency that best reflects the relevance and business substance of the underlying events and circumstances (“measurement currency”). In the Company’s financial statements, foreign currency items are stated in Reais (“R$”), which is the Company’s measurement currency.

Foreign currency transactions are translated from measurement currencies at the exchange rates ruling on the transaction date. Asset and liability balances are translated at the exchange rate on the balance sheet dates. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

(c) Current and long-term receivables

Cash and banks are stated at cost. Financial investments comprise short-term, highly liquid investments and are stated at cost plus accrued earnings up to the balance sheet date.

Customer accounts receivable are stated at the original sale amount, less provision for doubtful accounts. Management record such provisions at amounts considered sufficient to meet probable losses on the realization of credits.

Inventories, consisting mainly of parts and materials to be used in maintenance and repair services, are stated at the average acquisition cost, which is lower than the replacement cost and net of provisions for the depreciation of obsolete items.

Other current and non-current assets are stated at their net realizable values.

(d) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity accounting method, less negative goodwill, where applicable.

Negative goodwill resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, item c of the CVM Instruction 1/78) and will therefore only be amortized upon the eventual divestiture or extinction of the investment, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. Also as required by this Instruction, in the consolidated financial information, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment is stated at acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on independent appraisers’ reports. From 2008, due to the entry of the Law 11,638, new revaluations will not be made.

Increases in book value arising from the revaluation of subsidiaries assets are credited to the revaluation reserve in stockholders’ equity. Every year the amount of depreciation based on the revalued book value (depreciation is taken

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

to income) in excess of depreciation based on the original cost is transferred from the revaluation reserve to retained earnings.

Depreciation is calculated on a straight-line basis to reduce the cost or revalued amount of individual assets to their residual values, at the rates mentioned in Note 10. Land is not depreciated.

When the book value of an asset is higher than is estimated recoverable value, it is decreased to recoverable value.

Gains and losses on disposals are determined by comparing the sale amounts and the book values and are recorded in non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Maintenance expenditures for engines are accounted for under the built-in overhaul method. Under this method, the direct costs related to parts to be replaced during maintenance are recorded as separate components within property, plant and equipment and are capitalized and depreciated over their useful life which is defined as the period through to the next scheduled maintenance. Maintenance expenditures incurred in relation to other assets which are not included within property, plant and equipment, such as those contracted under operating leases, are expensed as the maintenance is incurred. This accounting treatment is based on Technical Interpretation 01/2006 issued by Ibracon.

•  Intangible assets

Expenses related to the development or maintenance of software are recognized as expenses as they are incurred. Expenses directly related to identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than their costs for over one year, are recognized as intangible assets. Direct expenses refer to costs with software development companies, and the appropriate portion of the correlated general expenses.

Expenses resulting in the improvement or expansion of software performance beyond original specifications are added to the software original cost. Such expenses that are recognized as assets are amortized using the straight-line method over their useful lives, over a term no longer than 3 years.

•  Impairment of permanent assets

Property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, or selling price. For impairment determination purposes assets are grouped at the lowest level for which cash flows can be separately identified.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(e) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability at the moment.

(f) Advanced ticket sales

Advanced ticket sales represent the liability related to tickets sold and not yet used. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(g) Benefits to employees

TLA sponsored three private pension plans, offering defined benefits and defined contribution. On November 21, 2006, the Supplementary Pension Secretary ("SPC") approved the migration of the participants in these plans to a new plan of the free benefits type ("PGBL"). The Company makes contribution to this plan on a contractual or voluntary basis and is not required to make additional payments. The actuarial assets relating to employees who remained in the defined benefit plan were transferred to a third party financial institution, as described in Note 24 (a).

A liability is recognized as employees' profit sharing when certain performance targets are accomplished (Note 24 (b)).

(h) Income tax and social contribution

Income tax and social contribution, for the current period and deferred, are calculated based on 15%, plus an additional 10% on taxable income exceeding R$ 240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses and social contribution negative basis, limited to 30% of taxable profit.

Deferred taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction no. 371 of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study, which is revised by TAM every year.

(i) Leases agreements

i Financial leases: when a lease contract for an asset related to the TLA operations contains a bargain purchase option for TLA, the original cost of the leased asset is recorded as "Property, plant & equipment" against "Leases payable", recorded in current and long-term liabilities, it is rewied annually.

ii Simple operating leases: refers to leases without a bargain purchase option clause. Liabilities and the respective expenses of this type of lease are recorded when incurred, as "Cost of services rendered".

(j) Loans

Loans obtained are initially recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayments made.

Non-convertible debentures and senior notes are recorded similarly to loans.

(k) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, car rental and others are recorded when the points are issued to the participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(l) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts including, where applicable, accrued interest indexation charges and exchange rate variations to the date of the financial statements.

(m) Financial derivative instruments

TLA contracts operations involving financial derivative instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel prices volatility. These risks are managed by the definition of operating strategies and the establishment of internal control systems.

TLA records these financial instruments on a marked-to-market (MTM) basis, and unrealized gains and losses are taken directly to income.

(n) Capital

Common and non-redeemable preferred shares are classified in stockholders' equity.

(o) Capital and revenue reserves

Capital reserves include donations of assets and cash, including the premium on the issuance of shares.

The legal reserve corresponds to 5% of net income for the year, up to the limit of 20% of capital stock, as established by Law 6,404/76.

The balance of revenue reserve refers to the retention of the remaining balance of retained earnings to meet the requirements of business growth set out in the investment plan, in accordance with the capital budget proposed by the Company management, subject to the approval of the Stockholders' Meeting, pursuant to article 196 of the Brazilian Corporate Law.

(p) Consolidated interim financial information

The consolidated interim financial information includes the financial information of TAM S.A. and its direct and indirect subsidiaries, as listed below:

		Ownership (%)

	Date of consolidated financial information	September 30, 2008	December 31, 2007

TLA	September 30, 2008	100.00	100.00
Fidelidade (*)	September 30, 2008	99.99	99.99
TAM Capital (*)	September 30, 2008	100.00	100.00
TAM Financial 1 (*)	September 30, 2008	100.00	100.00
TAM Financial 2 (*)	September 30, 2008	100.00	100.00
Mercosur	August 31, 2008	94.98	94.98
TP Participações	September 30, 2008	99.99	99.99

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

The same accounting practices were applied for all consolidated companies, as consistent with those applied in the preceding period.

(*) The financial statements of TLA, which were used as the basis for consolidation, consider the balances of its consolidated subsidiaries Fidelidade, TAM Capital, TAM Financial 1 and TAM Financial 2.

Among the main consolidation procedures are the following:

i. The Company consolidated its exclusive investment funds in its financial statements, as required by CVM instruction 408/2004 and the income from these funds is recognized in the "Financial income" item as set out in Note 3; and

ii. The stockholders' equity of the companies headquartered abroad (Mercosur, TAM Capital, TAM Financial 1 and TAM Financial 2) ware translated into reais at the exchange rate in effect on the date of the financial statements', pursuant to Pronouncement XXV of IBRACON, as approved by CVM Deliberation 28/86.

(q) Changes in the Brazilian Corporate Law

Law 11,638, enacted on December 28, 2007, alters and revokes certain provisions of Law 6,404/76 (the Brazilian Corporation Law) and introduces new ones. The Law is mainly intended to harmonize accounting practices adopted in Brazil with the international accounting standards issued by the International Accounting Standard Board ("IASB").

The changes are effective for the period beginning on January 1°, 2008.

On May 2, 2008, CVM issued Instruction 469/08 and, on May 7, 2008, the Explanatory Note associated with this instruction, setting forth guidelines for the treatment of certain aspects of accounting information which were amended by Law 11,638. The instruction and related explanatory note address the following aspects:

The application of accounting practices set out in Law 11,638/07 is optional for Quarterly Information (ITR), but mandatory for financial statements for years ending December 31, 2008. However, publicly-held corporations that do not, the fully apply, of Law 11,638 are required to disclose a note to the ITR with a description of changes which may impact the year-end financial statements. All companies are required to apply the determinations of CVM Instruction 498/08, even if they have chosen to recognize the effects of Law 11,638/07 only at the end of the fiscal year.

Based on management's best understanding and on accounting pronouncements published so far, the changes introduced by Law 11,638/07, that to require immediate implementation, according to CVM Instruction 469 and related explanatory notes and that will have a material impact on the Company quarterly information for the three and nine month periods ended September 30, 2008 and financial statements for the year ending December 31, 2008 are:

•  The Company already discloses a cash flow statement on a quarterly and annual basis.

•  The requirement to record in property, plant and equipment all rights to tangible assets intended or used to maintain the corporation or its activities, including those arising from arrangements which transfer the benefits, risks and control over these assets (e.g. financial lease). Management understands that this change will have the most significant impact on TAM S.A.'s financial statements for fiscal year, as all aircrafts used by TLA are leased from third parties and, until December 31, 2007, the accounting treatment used was to record as operating lease those contracts which transfer to TLA or grant it the option of transferring ownership upon termination of the related contracts. Considering that CVM is yet to issue rules and procedures on this matter, it was not possible to accurately estimate the impacts on the quarterly information for the three and nine month periods ended September 30, 2008. However, TAM S.A. already discloses, on a quarterly and annual basis, a summary of the

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

main differences between accounting practices adopted in Brazil and accounting practices generally accepted in the United States ("U.S. GAAP"). If the standards and rules issued by the CVM do not result in a different effect of U.S. GAAP the adjustments made for information regarding the leases on September 30, 2008 and 2007 would be as follows:

Lines affected:	2008	2007

Increase in property, plant and equipment	4,137,859	3,171,557
Increase in current liabilities (financial leasing)	369,937	305,412
Increase in long-term liabilities (financial leasing)	2,882,503	1,850,605
Increase in stockholders' equity	885,419	1,015,540
Gain/(Loss) effect on the nine month period	(217,325)	394,272

The net effect on the result of the nine months period ended 2008 would be significantly impacted by the appreciation of the dollar by about R$ 274,465 (loss) (09.30.2007 - R$ 335,889 (gain)).

•  The accounts named Prepayment of aircraft, Prepayment of maintenance and Deposits in guarantee are linked to investments in the acquisition and commercial leasing of aircraft and parts, and as such will be likewise reviewed during the year, considering the standards to be issued by CVM and the specific contractual terms.

•  Introduction of the concept of adjustment to present value of long-term, and material short-term, assets and liabilities transactions. It should be pointed out that CVM, in a note disclosed ("Instruction 469/08"), understands that the application of this concept by publicly-held companies regulated by it depends on the issue of a specific standard or explicit reference in some other standard, to outline its scope and set out the assumptions required for its use, to follow international standards. Based on market information available at this time, for the purposes of ITRs at September 30, 2008 and 2007, the Company calculated the adjustment to present value of long-term, as well as material short-term assets and liabilities transactions. The net amount of fair value of this asset and liability operations included in the estimate for the nine months ended September 30, 2008 is an income of R$ 270 (September 30, 2007 - expense R$ 594) that was not considered relevant and the Company did not recorded this adjustment.

•  The Company will maintain the existing balances in revaluation reserves until their effective realization.

•  With respect to share-based compensation, the Company has for some time now presented a note on this matter in its quarterly information and financial statements. See Note 20 (g).

It is management's understanding believe that other matters addressed in CVM Instruction 469 and the related explanatory note had no significant impacts on the financial statements of TAM.

The law 11,638 also introduced other changes, in addition to instruction 469 of the CVM, as below:

•  Possibility of maintaining separate book-keeping of transactions to comply with the tax law, and subsequently make the required adjustments for conformity with the accounting practices.

•  Creation of a new account - intangible assets, including goodwill, for balance sheet presentation purposes. This account will record rights to intangible assets intended or used to maintain the Company activities, including acquired goodwill. This procedure is adopted by the Company.

•  Different concept used to record deferred charges. Deferred charges comprise pre-operating expenses and restructuring expenditures which will effectively contribute to increasing the profitability of the corporation in

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

more than one fiscal year and which are not merely reductions in costs or increases in operating efficiency. This procedure is adopted by the Company.

•  The Company is required to periodically analyze the recoverability of property, plant and equipment, intangible assets and deferred charges to ensure that: (i) the estimated impairment loss should be recorded as a result of a decision to discontinue activities relating to those assets, or if it is proven that operations will not generate sufficient results to recover the carrying value of the assets; and (ii) the criteria used to determine the estimated economic useful lives and to calculate depreciation, depletion and amortization should be reviewed and adjusted, if necessary. This matter is ruled by CVM Resolution 527, of January 1, 2007. This procedure is adopted by the Company.

•  Creation of a new account market value adjustments in net equity, to permit (i) recognition of certain valuations of assets at market values, of specific financial instruments; (ii) recognition directly in net equity, whenever required by an accounting pronouncement; and (iii) adjustments to market value of assets and liabilities, as a result of a merger or amalgamation transaction between unrelated parties and involving the effective transfer of control.

•  Requirement that assets and liabilities of a company to be absorbed, arising from a merger, amalgamation or split- off transactions between unrelated parties and involving the effective transfer of control, be recorded at their market value.

As these changes were recently enacted and the application of some of them still depends on regulations to be issued by the competent bodies, management is currently reviewing all the effects that these amendments could bring on its financial statements.

(r) New Accounting Standard

•  CVM Resolution 534 issued January 29, 2008

A new Brazilian GAAP standard (CVM Resolution 534 issued January 29, 2008) will be applicable for the annual financial statements as of December 2008 but not for the quarterly financial information published prior to this date. The group will be required to define the functional currency of all the individual group entities and translate their financial statements into the presentation currency, the real, using the exchange rate on the transaction date for changes in shareholders’ equity. The exchange difference resulting from translating balance sheet items at the closing exchange rate and other shareholder equity movements at the average rate, will be taken to separate account within shareholders' equity, the cumulative translation account, instead of the income statement used currently used.

Management understands that this new standard will impact its translation of the Mercosur financial statements and bring it in line with the current treatment in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as described in note 28(d) ii.

•  CVM Resolution 550 issued October 17, 2008

On October 17, 2008 a new Brazilian GAAP Standard was issued (CVM Resolution 550) extending the need for disclosure of financial derivative instruments (Note 26).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

3 Financial investments

	September 30, 2008	December 31, 2007

Denominated in local currency
Investment funds (cash and cash equivalents)	140,241	219,138
Investment funds (trading)	981,750	1,352,455
Bank deposit certificates (trading)	185,179	80,205
Others (trading)		83,071

	1,307,170	1,734,869

Denominated in foreign currency
Bank deposit certificates and overnight investments	715,064	723,913
Investment funds (trading)	5,853	13,222

	720,917	737,135

	2,028,087	2,472,004

Fixed income securities which comprise the investment fund portfolio are, for the most part, associated with derivative instruments whose return is converted into the benchmark rate (DI - Interbank Deposit rate) Note 26.

4 Customer accounts receivable

(a) Composition of balances

	September 30, 2008			December 31, 2007

	Domestic	International	Total	Total

Credit cards	666,509	40,927	707,436	575,039
Travel agencies	276,946	53,065	330,011	239,747
Account holders	35,505	1,014	36,519	36,561
Cargo agencies	12,564	49,536	62,100	50,946
Checks	32,571		32,571	14,968
Other	60,975	13,262	74,237	70,907

Total	1,085,070	157,804	1,242,874	988,168

Allowance for doubtful accounts*	(50,862)	(10,863)	(61,725)	(50,240)

Total	1,034,208	146,941	1,181,149	937,928

*The Company considered for the purpose of this allowance, all the amounts overdue for more than 180 days, except for the amounts that have guarantees.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Changes in the allowance for doubtful accounts

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2008	2007	2008	2007

Balance at the beginning of the period	53,896	42,849	50,240	38,387
Additions (recorded as "selling expenses")	8,119	6,001	13,333	10,842
Recoveries	(290)	(88)	(1,848)	(467)

Balance at the end of the period	61,725	48,762	61,725	48,762

5 Inventories

(a) Composition of balances

	September 30, 2008	December 31, 2007

Spare parts and material for repairs and maintenance	253,933	210,432
Other inventories	11,968	5,219

Total	265,901	215,651
Provision for losses	(50,346)	(53,180)

Total	215,555	162,471

"Other inventories" is mainly composed of uniforms, stationary and catering items.

(b) Change in the provision for inventory losses

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2008	2007	2008	2007

Balance at the beginning of the period	49,888	11,409	53,180	10,954
Additions	658	7,661	9,225	10,259
Reversals	(200)	(5,015)	(12,059)	(7,158)

Balance at the end of the period	50,346	14,055	50,346	14,055

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

6 Taxes recoverable

	September 30, 2008	December 31, 2007

Income tax and social contribution	51,337	13,295
Contribution to Social Integration Program ("PIS") and
Contribution to Social Security Financing ("COFINS")	2,357	29,282
Value - added tax ("ICMS")	30,817	18,876
Withholding income tax	36,200	17,131
Taxes recoverable overseas	12,954	10,057
Others	2,452	1,688

	136,117	92,529

Current	(124,817)	(87,017)
Non-current	11,300	5,512

Non-current balance is included within "other- accounts receivable".

7 Advances to aircraft manufacturers and for aircraft maintenance

At September 30, 2008, as part of the Company's long term aircraft acquisition plan, advances were made to aircraft manufacturers in the amount of R$ 1,071,813 (December 31, 2007 - R$ 969,555), equivalent to US$ 559,898 thousand (December 31, 2007 - US$ 547,369 thousand). Of this total, R$ 803,417 (December 31, 2007 - R$ 864,440) relates to aircraft with delivery scheduled for the next twelve months.

The amounts are classified as advances, since TLA, at the moment of disbursement, have not defined the type of the lease agreement (operating or finance lease).

At September 30, 2008 for repairs to structures, engines or landing gears of the aircraft, contractual pre-payments were made in the amount of R$ 307,475 (December 31, 2007 - R$ 119,633), equivalent to US$ 160,620 thousand (December 31, 2007 - US$ 67,540 thousand).

As part of the aircraft leasing contracts, certain leases require that advances to the lessor for aircraft maintenance are deposited in a restricted bank account, in the name of the lessor, from which the lessor may make withdrawals if the required aircraft maintenance is not completed. Once TLA performs the required aircraft maintenance under its normal aircraft maintenance program the entire balance of the restricted advances are remitted back to it. As TLA performs maintenance for all of the aircraft under the normal aircraft maintenance program, the Company estimates all advances will be released from the restricted bank account. There are no advances made to maintenance providers.

8 Deposits in guarantee

Deposits and collaterals relating to the lease of aircraft and engines are denominated in U.S. dollars, plus any interest that may vary according to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At September 30, 2008 the balance of deposits was R$ 120,506 (December 31, 2007 - R$ 161,488).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

9 Related-party transactions

For the three and nine month periods ended September 30, 2008, TLA received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 34 and R$ 117 (September 30, 2007 - R$ 178 and R$ 730), as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Congonhas airport, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TLA cargo activities. The amount recognized in earnings as a deferral of such costs on September 30, 2008 amounted to R$ 1,162 (September 30, 2007 - R$ 387).

The Company and its subsidiaries signed a contract in March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by IGPM, totalling R$ 3,904 and R$ 11,512 for the three and nine month periods ended September 30, 2008 (September 30, 2007 - R$ 3,602 and R$ 10,728), recorded as "Administrative expenses".

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

10 Property, plant and equipment

(a) Composition of balances

	Flight	Land and		Machinery and	Leasehold	Construction
	equipment	buildings	IT equipment	equipment	improvements	in progress	Others	Total

Cost	779,966	201,770	131,909	75,753	33,680	59,650	83,144	1,365,872
Accumulated depreciation	(406,015)	(12,995)	(62,803)	(37,466)	(6,693)		(50,015)	(575,987)

Residual value at December 31, 2007	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

Acquisitions	514,456	37,192	59,910	30,151	14,319	(16,213)	14,304	654,119
Transfer	(20,141)	7,538				(7,537)		(20,141)
Disposals/Write-off	(9,400)	(411)	(835)	(4,554)	(5)	(216)	(8,784)	(24,204)
Depreciation	(45,405)	(19,997)	(25,168)	(6,133)	(2,906)		(3,876)	(103,485)

Balance at September 30, 2008	813,461	213,097	103,013	57,751	38,395	35,684	34,773	1,296,174

Cost	1,264,881	246,088	190,984	101,350	47,995	35,684	88,664	1,975,646
Accumulated depreciation	(451,420)	(32,991)	(87,971)	(43,599)	(9,600)		(53,891)	(679,472)

Residual value	813,461	213,097	103,013	57,751	38,395	35,684	34,773	1,296,174

Average annual depreciation rates - %	5.29	2.39	20.00	10.00	10.00		14.86

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

“Flight equipment” includes engines and spare parts. During the quarter ended September 30, 2008, the flight equipment acquisitions included a capital lease of Boeing 777. “Other” is mainly composed of furniture, vehicles and improvements carried at the São Carlos Technology Center.

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center, and the assembly of parts required for aircraft remodeling.

Properties and improvements of the subsidiary TLA have been mortgaged as guarantees for loans (Note 11) in the amount of R$ 110,499 (December 31, 2007 – R$ 110,499).

(b) Revaluation (Note 20 (e))

In 2006, the subsidiary TLA recorded a revaluation of aircraft engines and properties that resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 less the provision for income tax and social contribution, pursuant to CVM Deliberation 273/98). The revaluation was based on the then fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

In compliance with the practices adopted by the Company, on November 30, 2007 Mercosur evaluated its aircraft engines and property, based on appraisal reports prepared by independent experts. This evaluation resulted in a decrease in the stockholders’ equity of R$ 832, with a net effect in TAM of R$ 790. The evaluation was based on the current replacement value of the assets in their current state of use.

As required by CVM Deliberation 183/95, the amount of the revaluation reserve realized of R$ 649 and 2,066 was appropriated to the “Retained earnings” for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ 739 and R$ 2,985).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

11 Short and long-term debt

	Guarantees	Interest rate (Effective rate for September 30, 2008 and December 31, 2007)	Payment terms and year of last payment	September 30, 2008	December 31,2007

Local currency

Leasing of IT equipment	Promissory note R$ 14,372	Fixed interests to 3.1% p.a. to 23.0% p.a. (10.2% p.a.)	Monthly until 2012	20,851	21,934
Leasing of IT equipment	Promissory note R$ 20,345	CDI + Spread 0.3% p.a. to 2.3% p.a.(15.2% p.a and 13.8% p.a.)	Monthly until 2010	5,885	10,556
FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (10.8% p.a and 10.8% p.a.)	Monthly until 2011	46,164	58,040
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a (14.1% p.a and 11.9% p.a.)	Monthly until 2012	8,224	8,149
Compror	No guarantee	100.0% p.a. to 101.5% p.a. of the CDI (13.9% p.a and 11.34% p.a)	Quarterly until 2008		223,573
Other				9,500	7,561

				90,624	329,813

Foreign currency

FINIMP	Promissory note US$ 23,593 thousand	LIBOR +Exchange Variation + 0.7% p.a. to 2.8% p.a. (6.4% p.a.)	Annual until 2010	126,696	84,883
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3.0% p.a (7.0% p.a. and 7.7% p.a.)	Half-yearly until 2012	70,694	51,414
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	11,619	11,137
Financing – Pre-delivery payment	Unconditional guarantee	Monthly LIBOR + 0.6% p.a.(4.5%p.a and 4.88% p.a.)	Monthly until 2011	610,496	621,734
Hot money	Unconditional guarantee	Fixed interests of 5.5% p.a.	October 2008	17,242
Other				664	1,356

				837,411	770,524

				928,035	1,100,337

Current				(663,276)	(881,148)

Non-current				264,759	219,189

FINIMP – Import Financing, FINEM – Government Agency for Machinery and Equipment Financing. TJLP – Long-term Interest Rate and CDI – Interbank Deposit Certificate.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Non-current maturities are as follows:

Year	September 30, 2008	December 31, 2007

2009	30,837	126,990
2010	59,717	60,097
2011	160,247	23,015
2012	4,755	2,487
After 2012	9,203	6,600

	264,759	219,189

On May 21, 2007 TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million of pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery of four Boeing 777-300ER aircraft with firm purchase orders and delivery scheduled for 2008. As at September 30, 2008, the balance of this loan is R$ 476,082 (December 31, 2007 – R$ 516,725).

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million of pre-delivery payments for thirty Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. As at September 30, 2008, the balance of this loan was R$ 134,414 (December 31, 2007 – R$ 105,009).

In 2005, TAM signed a loan agreement under the FINIMP program, obtaining funds mostly from Unibanco and Banco do Brasil to finance imports of aircraft engines and parts up to a sum of US$ 8,805, with maturities until December 2008. In 2006, the Company raised US$ 37,885 from Unibanco, maturing in July 2009. In 2008, for the same purpose, US$ 16,325 was obtained from Unibanco, HSBC and Itaú, maturing in September 2010. As at September 30, 2008 the balance of this type of financing amounts to R$ 126,696 (December 31, 2007 – R$ 84,883).

The Company is subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits on the issue of financial debt, and priority in the repayment of loans. As at September 30, 2008, the Company complied with all such covenants.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

12 Leases Payable

		Monthly
	Interest rate	payments
	(Effective rate for September 30, 2008 and December	with final	September	December
	31, 2007)	due date in	30, 2008	31, 2007

Foreign currency

Boeing 777	3 month LIBOR + 1.5% p.a. to 2,5% p.a. (6.1% p.a. and 6,7% p.a )	2020	270,923

Airbus A319/A320/A321engines	1 month LIBOR + 1.5% p.a. (5.4 %p.a. and5.8% p.a)	2017	8,044	8,088
	3 month LIBOR + 1.1% p.a. (5.2% p.a. and 5.8% p.a)	2015	47,655
	6 month LIBOR + 1.5% to 2,5% p.a. (6% p.a. and 6,7% p.a)	2015	27,816	29,536

Airbus A330 engines and spare parts	1 month LIBOR + 1.5% p.a. (5.4% p.a. and 5.8% p.a)	2010	1,978	3,785
	3 month LIBOR + 1.1% p.a. (5.2% p.a. and 5.8% p.a)	2015	65,826

Refinancing of operational	1 month LIBOR + 1.3% p.a. 1.9% p.a. (5.5% p.a. and 5.9% p.a)	2021	19,980	17,813
lease installments	3 month LIBOR + 0.03% to 2.5% p.a. (5.3% p.a. and 5.9% p.a)	2022	16,556	19,342
	6 month LIBOR + 0.7% p.a. to 2.3% p.a. (5.5% p.a. and 6.2% p.a)	2020	28,657	42,397
	Fixed interest 1.1% p.a.	2020	21,754	5,152

			509,189	126,113

Current			(128,557)	(72,917)

Non-current			380,632	53,196

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

Non-current maturities are as follows:

Year	September 30, 2008	December 31, 2007

2009	17,081	23,023
2010	37,522	7,755
2011	37,232	5,754
2012	35,783	5,151
2013	35,873	4,162
After 2013	217,141	7,351

	380,632	53,196

13 Commitments

(a) Operating leases

TLA has obligations arising under aircraft lease contracts of the simple operating type. The amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related party. Leased aircraft include: 17 Airbus A319, 78 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340, 2 MD-11, 3 Boeing 767 and 1 Boeing 777 (December 31, 2007– 10 Fokker 100, 15 Airbus A319, 70 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 e 3 MD-11). These agreements have an average term of 121 months and are denominated in U.S. dollars plus LIBOR. The leasing expense,

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 209,089 and R$ 614,750 for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ 220,153 and R$ 625,312), equivalent to US$ 109,225 thousand and US$ 321,136 thousand (September 30, 2007 – US$ 114,801 and US$ 312,235 thousand).

For most of the operations the Company has given letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions established by contract promissory notes, guaranteed by TAM were issued, totaling US$ 46,785 thousand as at September 30, 2008 (December 31,2007 – US$ 49,222 thousand).

Future disbursements due on these agreements (expressed for the purpose of convenience in U.S. dollars, as at the balance sheet exchange rates) are as follows:

			Thousands of U.S. dollars

	Interest rate (Effective rate for September 30, 2008 and December 31,2007)	Monthly payments with final due date in	September 30, 2008	December 31, 2007

Airbus A319	Fixed payment (US$ 740 thousand to US$ 821 thousand)	2020	38,687
	1 month LIBOR + 1.3% to 1.9% p.a. (5.5% p.a. and 5.9% p.a)	2020	124,266	145,298
	3 month LIBOR + 1.6% p.a. (5.7% p.a. and 6.3% p.a)	2013	23,464	12,403
	6 month LIBOR + 1.5% to 2,8% p.a. (6.1% p.a. and 5.9% p.a)	2020	157,243	151,497

Airbus A320	Fixed interest 4.0% p.a.	2020	287,987	170,237
	1 month LIBOR + 1.3% to 1.9% p.a. (5.5% p.a. and 5.9% p.a)	2022	359,400	396,923
	3 month LIBOR + 0.03% to 2.8% p.a. (5.4% p.a. and 6.1% p.a)	2022	634,511	763,685
	6 month LIBOR + 0.7% to 2.3% p.a. (5.5% p.a. and 5.9% p.a)	2017	406,686	426,429

Airbus A321	3 month LIBOR + 0.03% to 1.7%a.a (4.9% p.a. and 5.5% p.a)	2019	132,343	159,499

Airbus A330	Fixed interest 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	184,852	203,816
	3 month LIBOR + 0.03% to 1.7% a.a (4.9% p.a. and 5.5% p.a)	2019	183,331	222,275
	6 month LIBOR + 1.3% to 2.1% a.a (6.1% p.a. and 6.4% p.a)	2017	362,485	425,145

Airbus A340	Fixed payment US$ 850.000	2015	130,900	145,350

	Fixed interest 1.1% p.a. to 2.0% p.a. (1.5% p.a.)	2008		1,836
Fokker 100	6 month Libor(3.9% p.a. and 4.7% p.a)	2008		2,167

Boeing MD11	Fixed payment US$ 399.000	2008	1,596	11,172

Boeing 767	Fixed payment US$ 554.000	2014	146,607

Engines	Fixed interest 0.9% p.a. to 1.0% p.a. (1.0% p.a.)	2014	29,107	18,201

			3,203,465	3,255,933

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Future disbursements due each year are as follows:

	Thousands of U.S. dollars

Year	September 30, 2008	December 31, 2007

2008	122,061	473,983
2009	469,486	429,475
2010	449,745	406,876
2011	437,321	390,464
2012	399,683	351,922
After 2012	1,325,169	1,203,213

	3,203,465	3,255,933

(b) Commitments for future aircraft leases

i. Airbus:

Since 1998, TLA has firm orders to purchase new Airbus aircraft. The remaining one were delivered in September 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining 9 of which are to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body family A320 and 6 A330) for delivery by 2012. The options of the contract in 2005 were transferred to 2006.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with 10 more options for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006.

In 2007, TLA executed a 6-year operational leasing agreement with Air Canada for 2 Airbus A340 500, which were delivered in the last quarter of 2007.

ii. Boeing:

In 2006, the Company contracted the purchase of 4 Boeing 777-300ER with the option of 4 more of the same aircraft, exercised in 2007. The Company now has eight firm orders contracted with Boeing for this type of aircraft, for the delivery of four in 2008, one of them was already delivered, with the remaining four due to be delivered in 2012.

The Company and the Boeing also executed a short-term leasing agreement for 3 aircraft MD-11, operating until the delivery of the 4 Boeing 777-300ER in 2008.

In 2008, the Company and Boeing entered into a leasing agreement maturing in 2014, for 4 Boeing 767 aircraft, of which three were delivered by the third quarter and the remaining one will be delivered by the end of 2008.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

14 Reorganization of the Fokker 100 Fleet

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases.

As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the principal amount of R$ 94,188. The Company issued letters of guarantee as security.

TLA also renegotiated the rescheduled overdue instalments for the original amount of R$ 49,599.

These aircraft, as of the date of the referred agreement up to their actual redelivery, are contracted under the ordinary operating leasing model.

On September 30, 2008, the total value of the commitment was R$ 47,566 (December 31, 2007 – R$ 53,024), equivalent to US$ 24,848 thousand (December 31, 2007 – US$ 29,935 thousand), R$ 14,842 of which (December 31, 2007 – R$ 11,501) is classified in current liabilities.

Non-current maturities are as follows:

Year	September 30, 2008	December 31, 2007

2009	3,711	13,963
2010	16,824	15,825
2011	12,189	11,735

	32,724	41,523

15 Advance ticket sales

At September 30, 2008, the balance recorded as advance ticket sales in the amount of R$ 829,747 (December 31, 2007 – R$ 791,546), is represented by 2,726,921 (December 31, 2007 – 2,698,341) tickets sold but not yet used.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

16 Provision for contingencies and judicial deposits (a) Contingent Liabilities

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss to the Company is deemed probable, as judged by the Company’s external legal counsel.

As at September 30, 2008 and December 31, 2007, the value of provisions and corresponding judicial deposits recognized are as follows:

				December
	September 30, 2008			31, 2007

	Provisions for	Judicial
	contingencies	deposits	Net	Net

Tax obligations
COFINS and PIS (i)	385,088	(39,150)	345,938	362,676
Additional tariff (ii)	393,946		393,946	323,691
Withholding income tax (IRRF)	13,224		13,224	12,673
Airline staff fund (iii)	92,055		92,055	71,552
Income tax		(3,164)	(3,164)	(3,164)
Others	17,725	(15,268)	2,457	(16,052)

	902,038	(57,582)	844,456	751,376

Labor contingencies	13,378	(16,885)	(3,507)	425
Civil contingencies	39,113	(13,186)	25,927	17,895

	954,529	(87,653)	866,876	769,696

i. Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law n° 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company was successful in obtaining a favorable ruling in one process and reversed the related provision for the amount of R$ 7,560, of which R$ 3,496 was recorded to reduce administrative expenses and R$ 4,064 recorded to reduce financial expenses. As at September 30, 2008, 5 lawsuits were yet to be finally judged.

ii Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order, confirmed in the first and second judged.

iii. Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 631,771 as at September 30, 2008 (December 31, 2007 - R$ 423,125). Based on the opinion of its external legal counsel, the Company believes that the probability of loss for all of these claims is possible and no provision has been recorded for these amounts.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2008	2007	2008	2007

At beginning of the period	904,401	763,457	844,713	722,761

Increase (recorded as “administrative expenses”)	59,825	95,459	155,943	234,252
Reversals (recorded as “administrative expenses”)	(1,350)		(38,213)	(462)
Payments	(8,347)	(44,188)	(7,914)	(141,823)

At the end of the period	954,529	814,728	954,529	814,728

(b) ICMS

i On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On September 30, 2008, the provision maintained by the Company totaled R$ 6,073 (September 30, 2007 – R$ 8,198), recorded in “Taxes and tariffs payable”. On September 30, 2008, the installments due in more than one year totaled R$ 109 (September 30, 2007 – R$ 146), classified within “Other accounts payable”.

ii. Collection of certain ICMS payments made from May, 1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 (not reviewed) and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions at last resort.

(c) Contingent assets

i. Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government pleading indemnity for economic-financial unbalance in its air transportation concession agreement for fare insufficiency. The unbalance purpose of that cause took place in the period from 1988 to 1993, when the fares were regulated by the Federal Government, under the argument that the economic balance of the concession had been broken.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million (not reviewed was determined based on a calculation made by an expert. This amount is subject to interest on arrears as of September 1993, and monetary restatement as of November 1994. The First Panel of the Higher Court of Justice accepted the special appeal filed by TLA determining that the Federal Court of Appeals judge the merit of the appeal without intervention from the Public Attorney’s Office.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is judged in its final instance.

ii. Additional airport tariffs ("ATAERO")

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs ("ATAERO"), which are 50% on the tariff amount. On September 30, 2008, the amount under discussion totaled approximately R$ 608,493 (December 31, 2007 - R$ 525,716), not recognized in the financial statements.

17 Debentures

			Nominal	September	December
Date	Series	Quantity	value - R$	30, 2008	31, 2007

TAM
August 01, 2006	Sole	50,000	10,000	510,825	523,147

TLA
April 22, 2003	first	473,006	100		4,308
April 22, 2003	second	222,835	100		2,029
May 16, 2003	third	177,165	100		2,675

		873,006			9,012

				510,825	532,159

Current				(10,825)	(32,159)

Non Current				500,000	500,000

The Company and TLA are subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. At September 30, 2008 and December 31, 2007, all these covenants were complied with.

TAM

On July 7, 2006 the Board of Directors approved the issue for public distribution of book-entry nominative, non-convertible debentures with no security guarantee or preference but with a guarantee for provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP - the custodian and liquidation chamber. The effective interest rate was 14.4% as of September 30, 2008 (December 31, 2007.- 11.7%)

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, nominative debentures, without the issuance of warrants or certificates, with a face value of R$ 100.00 (one hundred reais) each, totaling three series. Each series falls due 60 months as from the subscription date. The debentures were totally settled on second quarter of 2008.

Debentures are guaranteed by a pledge of credit rights, and interest is incurred at 4.75% per annum plus Long-Term Interest Rate (TJLP). The effective interest rate was 11.0 % at September 30, 2008 and December 31, 2007.

The credit rights correspond to accounts receivable from travel agents and held at Banco Itaú, on each 24th day of the month, in amounts considered sufficient to settle the monthly installments that were liquidated in the second quarter of 2008.

18 Senior notes

On April 25, 2007, TAM Capital concluded the offer of senior notes in the total amount of US$ 300 million with interest of 7.375% p.a., paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company registered the securities with the Securities and Exchange Commission ("SEC") on October 30, 2007.

At September 30, 2008, this liability amounted to R$ 592,526 (December 31, 2007 - R$ 538,466), equal to US$ 309,526 thousand (December 31, 2007 - US$ 303,995 thousand), of which interest of R$ 18,236 (December 31, 2007 - R$ 7,076) is classified in current assets.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

19 Income tax and social contribution

(a) Reconciliation of income tax and social contribution benefit (expense)

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2008	2007	2008	2007

Income before income tax and social contribution	(150,752)	78,041	(50,568)	128,363

Composite statutory rate - %	34%	34%	34%	34%

Nominal income tax and social contribution	51,256	(26,534)	17,193	(43,644)

Income tax and social contribution on permanent additions	(13,012)	(3,007)	(26,472)	(5,573)

	38,244	(29,541)	(9,279)	(49,217)

Income tax and social contribution
Current expense	3,472	(22,812)	(59,226)	(101,117)
Deferred (expense) benefit	34,772	(6,729)	49,947	51,900

	38,244	(29,541)	(9,279)	(49,217)

The above table reflects the Company, TLA and Fidelidade, since Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

(b) Composition of deferred income tax and social contribution assets

	September 30, 2008	December 31, 2007

Tax loss carry forwards	8,511	3,556
Social contribution carry forwards	4,293	2,508
Temporary timing differences
Provision for contingencies	166,491	133,373
Allowance for doubtful accounts	20,986	17,081
Allowance for losses on inventories	17,118	18,081
Incremental cost provision - frequent flyer program	14,058	11,606
Others	54,350	47.160

Subtotal temporary differences	273,003	227,301

	285,807	233,365

Current		(37,950)

Non-current	285,807	195,415

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations.

Deferred tax assets resulting from tax loss, social contribution negative bases, and temporary differences were constituted in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study.

(c) Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve as at September 30, 2008 arising from aircraft engines and buildings is not of deferred income tax and social contribution charges of R$ 49,821 (December 31, 2007 - R$ 50,861).

20 Shareholder’s equity

(a) Authorized capital

At September 30, 2008 and December 31, 2007, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common or preferred shares, upon resolution of the Board of Directors.

(b) Capital

At September 30, 2008, is comprised of 150,585,147 shares (31.12.2007 - 150,585,147), of which 50,195,049 (December 31, 2007 - 59,791,955) are common shares and 100,390,098 (December 31,2007 - 90,793,192) are preferred shares. At the Extraordinary Stockholders' Meeting held on September 19, 2008 was approved the conversion of 9,596,906 common shares into preferred shares.

Common shares confer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

The Company has a BOVESPA Level 2 requirement to maintain a free float of 25% of its shares. Since August, 2007 the float has been 53.85% (unaudited).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(c) Treasury stocks

The Board of Directors, at a meeting held on January 30, 2008, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to four million (4,000,000) preferred shares will be repurchased.

Changes in treasury stocks:

	Quantity		Average price
	of shares	Thousands of R$	- Reais (R$)

December 31, 2007

Purchase of shares in 1 Q 2008	153,000	4,776	31.21

March 31, 2007	153,000	4,776	31.21

Purchase of shares in 2 Q 2008	75,700	2,651	35.03
Sale of shares	(90,699)	(2,945)	32.48

June 30, 2008	138,001	4,482	32.48

Purchase of shares in 3 Q 2008	243,400	7,367	30.27
Sale of shares	(108,890)	(3,387)	31.11

September 30, 2008	272,511	8,462	31.06

Shares sold relate to the executive compensation plan approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The market value of shares is R$ 36(reais) for preferred shares on September 30, 2008.

The negative goodwill from the sale of shares were accounted on "Retained earnings" on the amount of R$ 2,899.

(d) Capital reserve - share premium account

The premium on the subscription of shares represents the difference between the fair value of the net equity and the nominal amount of the capital increase.

(e) Revaluation reserve (Note 10 (b))

The amount realized in proportion to the depreciation of prior period revaluations transferred to retained earnings for the three and nine month periods ended September 30, 2008, amounted to R$ 649 and R$ 2,066 (September 30, 2007 - R$ 739 and R$ 2,985). Of the total reserve, R$ 30,099 (December 31, 2007 - R$ 33,034) corresponds to the revaluation of land, which will only be realized upon sale.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

In accordance with CVM Instruction n° 197/93, the deferred tax charges on the revaluation reserve, which at September 30, 2008 amounted to R$ 49,821 (December 31, 2007 - R$ 50,861), are recognized in the statement of operations to the extent that the reserve is realized.

(f) Retained profit reserve

In accordance with article 196 of Corporation Law it is required that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget for 2008 and working capital requirements. Future investments include the leasing of additional aircraft.

(g) Stock Option Plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the shareholders approved the Company’s Stock Option Plan for Directors and employees. The Board of Directors is responsible for the management of this plan.

The Board of Directors made available under this plan 1,735,316 preferred shares relating to the 1st, 2nd, and 3rd grant, and 230,000 preferred shares relating to the special grant as follows:

				Special
	1st grant	2nd grant	3rd grant	grant

Date	December	November	December	September
	28, 2005	30, 2006	14, 2007	27, 2007
Number of shares	715,255	239,750	780,311	230,000
Exercise price - R$ per share	14.40	43.48	39.67	38.36
Readjustment index	IGPM	IGPM	IGPM	IGPM

In accordance with the rules of the Company’s Stock Option Plan, and in conformity with the Extraordinary Stockholder’s Meeting held on May 16, 2005, the maximum share-dilution limit for the shareholders has been set at 2% (two percent). At the meeting of the Board of Directors held on August 29, 2007, the advanced exercise of 21,806 call options for purchase of preferred shares with no par value was authorized, of which 16,140 shares referred to the first grant, and 5,666 shares to the second grant, at issuance prices of R$ 15.21 and R$ 44.38 per share respectively. In both grants, the exercise price is restated by the IGPM, from the granting date up to the date of the financial statements. On November 30, 2007 these shares were subscribed.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Changes are summarized as follows:

	Number of	Weighted average
	shares	exercise price - R$

Outstanding as of December 31, 2007	1,943,510	25.60

Exercised	(199,589)	17.21
Forfeited	(42,593)

Outstanding as of September 30, 2008	1,701,328	34.48

In conformity with the accounting practices adopted in Brazil, the Company does not record stock options as remuneration expense. Had the Company recorded them as such based on the fair value of the options on the granting date, the expense in the period recorded under "Personnel expenses" would have decreased by R$739 as of September, 2008 (September 30, 2007 - R$ (3,487)) and shareholders’ equity would have decreased by R$ 13,577 (December 31, 2007 - R$ (17,349)).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

21 Analyses of Gross Sales

The Company analyses its gross sales information by type of service rendered and geographic area as follows:

(a) By type of service rendered

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,		Variation (V%)

					Three-	Nine-
					month	month
	2008	2007	2008	2007	periods	periods

Domestic revenue
Regular flights - Passenger	1,623,836	1,181,110	4,403,573	3,362,210	37.5%	31.0%
Charter - Passenger	46,325	33,245	117,492	114,892	39.3%	2.3%
Cargo	125,504	87,083	337,266	259,953	44.1%	29.7%

	1,795,665	1,301,438	4,858,331	3,737,055	38.0%	30.0%

International revenue
Regular flights - Passenger	799,396	542,838	2,012,066	1,573,700	47.3%	27.9%
Charter - Passenger	13,675	11,605	16,895	18,296	17.8%	-7.7%
Cargo	134,900	112,629	393,358	291,979	19.8%	34.7%

	947,971	667,072	2,422,319	1,883,975	42.1%	28.6%

Other operating revenue
Partnerships with TAM Fidelidade
Program	145,162	74,619	336,624	215,984	94.5%	55.9%
Travel and tourism agencies	18,688	9,285	41,721	17,426	101.3%	139.4%
Others (includes expired tickets)	98,681	93,620	309,151	258,425	5.4%	19.6%

	262,531	177,524	687,496	491,835	47.9%	39.8%

Gross operating revenue	3,006,167	2,146,034	7,968,146	6,112,865	40.1%	30.4%

( b) By region

	Three month periods		Nine month periods
	ended September 30,		ended September 30,		Variation (V%)

					Three	Nine
					month	month
	2008	2007	2008	2007	periods	periods

Brazil	2,058,197	1,478,963	5,545,827	4,228,891	39.2%	31.1%
Europe	459,301	275,414	1,148,803	774,156	66.8%	48.4%
North America	252,377	262,896	672,593	738,968	-4.0%	-9.0%
South America (excluding Brazil)	236,292	128,761	600,923	370,850	83.5%	62.0%

	3,006,167	2,146,034	7,968,146	6,112,865	40.1%	30.4%

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

22 Main costs and expenses

(a) Three month periods ended September 30:

	2008						2007

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	360,934	43,203	37,111	2,491	443,739	16.3	325,684	16.2
Fuel	1,103,613				1,103,613	40.4	656,183	32.7
Depreciation and amortization	21,971	222	15,287		37,480	1.4	28,885	1.4
Maintenance and repairs (except personnel)	125,588				125,588	4.6	131,294	6.6
Aircraft insurance	11,713				11,713	0.4	8,340	0.4
Landing, take-off and navigation tariffs	101,684				101,684	3.7	111,585	5.6
Leasing of aircraft, engine and equipment	213,866	2,210	2,883		218,959	8.0	226,500	11.3
Services rendered by third parties	43,366	54,363	88,958		186,687	6.8	142,260	7.1
Selling and marketing		258,513			258,513	9.5	259,887	13.0
Other	91,311	90,381	59,635		241,327	8.8	113,665	5.7

	2,074,046	448,892	203,874	2,491	2,729,303	100.0	2,004,283	100.0

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Nine month periods ended September 30:

	2008						2007

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	1,044,453	112,439	94,938	9,295	1,261,125	17,0	902.327	15,9
Fuel	2,936,994				2,936,994	39,6	1.867.441	32,8
Depreciation and amortization	60,913	725	41,847		103,485	1,4	82.753	1,5
Maintenance and repairs (except personnel)	348,286				348,286	4,7	341.565	6,0
Aircraft insurance	35,915				35,915	0,5	25.218	0,4
Landing, take-off and navigation tariffs	346,464				346,464	4,7	314.686	5,5
Leasing of aircraft, engine and equipment	626,650	5,510	8,292		640,452	8,6	644.042	11,3
Services rendered by third parties	109,124	155,439	233,236		497,799	6,7	403.182	7,1
Selling and marketing		727,286			727,286	9,8	687.468	12,1
Other	261,145	118,763	141,601		521,509	7,0	418.091	7,4

	5,769,944	1,120,162	519,914	9,295	7,419,315	100,0	5.686.773	100,0

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

23 Financial income and expense

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Financial income
Interest income from financial investments	48,050	65,261	149,163	218,660
Exchange variation	482,358	260,781	819,048	359,893
Financial instrument/gains - Foreign exchange rate
Realized	75	1,785	1,608	9,411
Unrealized		40,772
Financial instrument/gains – WTI*
Realized		24,672	83,298	27,516
Unrealized		28,219		72,626
Other	4,818	1,310	10,552	11,029

	535,301	422,800	1,063,669	699,135

Financial expenses
Exchange variation	(428,884)	(285,013)	(819,480)	(429,035)
Interest expense	(60,205)	(61,837)	(169,380)	(170,298)
Interest expenses from financial investments	(50,910)		(50,910)
Financial instrument/losses- Foreign exchange rate
Realized	(1,923)	(38,612)	(4,489)	(105,510)
Financial instrument/losses – WTI*
Realized	(18,840)		(20,791)
Unrealized	(268,267)		(271,989)
Other	(7,775)	(9,410)	(18,515)	(26,687)

	(836,804)	(394,872)	(1,355,554)	(731,530)

Financial result, net	(301,503)	27,928	(291,885)	(32,395)

*West Texas Intermediate - a type of crude oil often used as a pricing benchmark

24 Employee benefits

(a) Supplementary pension plan

In the past, TLA sponsored three pension benefit supplementation plans, called TAM Prev – Plan I offering “defined benefits”, and TAM Prev – Plans II and III, offering “defined contribution”. On November 21, 2006, the Supplementary Pension Secretary (SPC) approved the migration of pension plans I, II and II to a new type of free benefits plan (PGBL) managed by an independent institution. Plan I participants were given the option to transfer to a benefit generating plan (FGB) with guaranteed benefits on retirement.

On September 30, 2007, the Company and Bradesco Vida e Previdência entered into an agreement through which the value of the continual benefits to the 5 remaining participants of Plan I will be maintained with the same conditions of the previous plan, and the risk inherent to the payment of benefits is the sole responsibility of Bradesco Vida e Previdência S.A..

All other participants previously migrated to PGBL.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Profit sharing

The Company’s Management will pay a share of its profits in case it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the exercise ended September 30, 2008, the provision for payment of this benefit in the amount of R$ 26,762 (December 31, 2007 – R$ 36,140).

25 Insurance coverage

The Company’s subsidiaries contract insurance coverage for amounts above the minimum mandatory levels that they deem necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On September 30, 2008, based on the aircraft fleets of TLA and Mercosur, the insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree n° 5,035 of April 5, 2004, has committed to cover civil liability damages payable to third parties that the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of September 30, 2008, some 86 indemnifications were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

26 Financial instruments

(a) General considerations

In accordance with its established policy the Company enters into transactions involving derivative financial instruments in order to reduce the exposure to its main risks of exchange fluctuations on its revenue and changes in fuel prices. In addition, temporary cash surpluses are applied in line with group treasury policies, which are continuously reviewed, seeking to keep in line with the market and maximize returns with the lower possible risks.

Such instruments are managed using predefined policies which take into account the liquidity, profitability and risk/return of each position. The control policy consists in the ongoing monitoring of the contracted rates against market rates, as well as computations made by independent consultants, and regular presentation of the situation to Corporate Committees. All derivative transactions carried out by the Company and its subsidiaries have hedging purposes; no derivative transactions are carried out for speculative purposes.

The Company’s cash generation is substantially invested in its exclusive investment funds. All funds follow a consistent investment policy, with defined caps for market, credit and liquidity risks.

i. Risk of the price of fuel

The price of aviation fuel (QAV) is one of the most significant market risk components for airlines. In Brazil, the QAV price ex-refinery is set by Petrobras, based on international prices. TLA hedges against QAV price fluctuations by means of derivative instruments based on crude oil (WTI type). Such choice is supported by studies evidencing that QAV hedge based on WTI is highly efficient, in addition to the high liquidity of WTI derivatives. At present, all financial instruments are contracted on the over-the-counter market and do not require deposits of guarantees or margin calls. All counterparties are rated as “low credit risk” by the major rating agencies (Standard & Poors, Fitch, and Moody’s).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Fuel represented for the three and nine month periods ended September 30, 2008 40.4% and 39.6% (September 30, 2007 – 33.1% and 32.8%), respectively of the costs of services rended plus operational expenses (Note 22).

At September 30, 2008, the Company had options to buy fuel, with maturity up to October 2010, which were equivalent to approximately 10,180 thousand barrels (December 31, 2007 – 5,500 thousand barrels with various maturities up to November 2008), representing 56% of next twelve months. Fair value (MTM) registered as other assets is R$ 14,107 (December 31,2007 – R$ 62,155). Fair value of these derivatives registered as other accounts payable is R$ 223,442. The period effect on the income statement is disclosed in Note 23.

All WTI derivative transactions are contracted for hedging purposes. As TAM does not have 100% of its consumption hedged, any QAV price increases will not be fully offset by positive adjustments arising from derivatives; similarly, any negative adjustments in derivatives will be more than offset by a reduction in QAV expenditures.

The maturity date payments of the derivatives contracts, has the following distribution, per year:

	2008	2009	2010

Notional – thousands of barrel	2,180	7,200	800
Fair Value – MTM (R$ thousand)	(21,941)	(170,276)	(17,118)

The table below shows the breakdown of contracts by counterparties:

Rating		Fair value – (MTM)

AAA *			(90,989)
AA+ / AA / AA- *			(38,159)
A+ / A / A- *			(80,187)

*Ratings are expressed both in global terms and amounts are in Brazilian currency.

ii. Foreign exchange rate risk

This risk is associated with the potential foreign exchange fluctuations, thus affecting expenses or income in foreign currency and the assets or liabilities balance of contracts denominated in foreign currencies. The risk is partly mitigated because the subsidiaries have activities abroad and revenues from these transactions are earned in foreign currency. The current hedge contracting policy is designed as a protection against the percentage of net cash mismatches in other currencies in subsequent periods.

The Company and its subsidiaries may contract derivative instrument transactions, aiming solely at hedging its exposure to foreign currencies arising from the acquisition of fuel oil, engine maintenance services from manufacturers, and financing contracts to expand/maintain their operating activities. As at September 30, 2008, the Company recorded only one USD 3 million notional position, maturing on 10/26/2008.

iii. Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the liabilities and assets of the Company and its subsidiaries are linked.

To minimize possible impacts from interest rate volatility, the Company and its subsidiaries adopt a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiating contracts, in order to adapt them to current market conditions.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

iv Credit risk

Credit risk arises from the possibility of the Company and its subsidiaries not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its receivable balances (mainly with travel agencies). With respect to financial investments the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial Investments

Financial Investments are represented by funds applied in quotas of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c) Investments

TLA, Mercosur, TAM Capital, TAM Financial 1, TAM Financial 2 and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

(d) Fair market value of financial instruments

The fair market value of financial instruments as of September 30, 2008 is based on the result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Book value	Fair value (MTM)

Liabilities
Short and long term debt	928,035	864,595
Debentures	510,825	505,463
Bonds	592,526	428,815

	2,031,386	1,798,873

The fair market value of short and long-term debt, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities. Debentures and Bonds have quoted prices in active markets. The fair value of the others derivatives instruments is closer to the book value.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

27 TAM Loyalty Program

At September 30, 2008, the TAM Loyalty Program had 3,044,378 (December 31, 2007– 2,400,632) (unaudited) one-way domestic trip tickets earned by its clients but not redeemed. The TLA currently records the incremental costs when awards are earned. For the three and nine month periods ended September 30, 2008, 598,661 and 1,374,630 (September 30, 2007 – 272,483 and 717,402) free tickets were granted and used by our clients.

The provision for incremental costs of points earned under the Loyalty Program for the year ended September 30, 2008 was approximately R$ 41,348 (December 31, 2007 - R$ 20,614) as recorded within “Other liabilities”. The basis of the calculation of the incremental costs accrual is an estimative of the ticket redemptions by others airlines companies, quantity of points accumulated, tickets redeemed estimation for expired points, non-redeemed accumulated points and valued by the incremental costs of in-flight service, fuel, insurance and boarding pass.

The points earned by our clients through the TAM Loyalty Program are valid for two years for the redemption as tickets. This limit any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

28 Summary of the Main Differences between Brazilian GAAP and U.S. GAAP

(a) Presentation of financial information and functional currency

The Company has elected to use the consolidated financial statements prepared in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP) as its primary financial statements, for the purposes of filling according to U.S. Securities Act of 1934.

In addition, the Company has elected Brazilian Reais as both functional and reporting currencies. A summary of main differences between Brazilian GAAP and those generally accepted in United States (U.S. GAAP), applicable to the Company, have been disclosed below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent Assets) and stockholders' equity, and reported the net charge or credit in the statement of operations. However, under U.S. GAAP Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index - Internal Availability (“IGP-DI”) to the Company’s permanent assets and stockholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation there is no longer a difference in stockholders’ equity according to U.S. GAAP since December 31, 2007, due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 17 and R$ 51 for the three and nine month periods ended September 30, 2007.

(c) Property, plant and equipment

i. Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 133,068 at September 30, 2008 (December 31, 2007 - R$ 135,134). In the statement of operations, these effects totaled R$ 649 and R$ 2,066 for the three and nine month periods ended September 30, 2008 (September 30, 2007 - R$ 739 and R$ 2,982).

ii. Capital Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset. All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") n° 13 "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

  The lease transfers ownership of the property to the lessee by the end of the lease;

  The lease contains a bargain purchase option, for price below market value;

  The lease term is equal to 75% or more of the estimated economic life of the leased asset; and

  The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing contractual costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90% of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At September 30, 2008, TAM had 52 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 11 units, Airbus A320 – 23 units; Airbus A330 – 10 units, Airbus A321- 3 units, Airbus A340 – 2 units and Boeing 767 – 3 units), which, considering the rule set out above, were considered as financing leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at September 30, 2008 R$ 5,008,136, has been recorded in the balance sheet, while accumulated depreciation at September 30, 2008 amounts to R$ 870,276. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100, 30 years for the aircraft Airbus A330 and A340.

The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP interim financial information totaled R$ 50,437 and R$ 135,802, for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ 35,551 and R$ 103,444).

Foreign exchange gains (losses) on financial lease payables totaled R$ (553,756) and R$ (274,464) for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ 106,485 and R$ 335,889). Interest expenses on the financial lease obligation of these aircraft totaled R$ 31,128 and R$ 90,973, for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ 32,798 and R$ 102,214).

The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 100,702 and R$ 283,915 for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ 95,682 and R$ 273,838.

For reconciliation purposes, the amounts of leases adjusted against stockholders’ equity totaled R$ 885,419 at September 30, 2008 (December 31, 2007 – R$ 1,102,745).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

	Interest rate
	(Effective rate for September 30, 2008 and	September	December
	December 31, 2007	30,2008	31,2007

Boeing 777	3 month LIBOR + 1.5% to 2.5% p.a. (6.1% p.a. and 6.7% p.a.)	270,923

Airbus A319/A320/A321aircraft	1 month LIBOR + 1.5% p.a. (5.4% p.a. and 5.8% p.a.)	558,530	673,667
and engines	3 month LIBOR + 1.1% p.a. (5.2% p.a. and 5.8% p.a.)	903,827	646,849
	6 month LIBOR + 1.5% to 2.5% p.a. (6% p.a. and 6.7% p.a.)	459,110	221,374

Airbus A340	Fixed payments	246,481	255,170
Boeing 767	Fixed payments	218,468

Airbus A330 aircraft, engines	1 month LIBOR + 1.5% p.a. (5.4% p.a. and 5.8% p.a.)	710,024	720,923
and spare parts	3 month LIBOR + 1.1% p.a. (5.2% p.a. and 5.8% p.a.)	368,907	295,718

Lease obligations	1 month LIBOR + 1.3% p.a. to 1.1% p.a. (5.5% p.a. and 5.9% p.a.)	893	1,691

	3 month LIBOR + 0.03% to 2.5% p.a. (5.3% p.a. and 5.9% p.a.)	708	5,172
	6 month LIBOR + 0.7% to 2.3 % p.a. (5.5% p.a. and 6.2% p.a.)	3,573	3,434
	Fixed interest of from 1.1% p.a.	20,188	22,140

		3,761,632	2,846,138

Current		(498,495)	(330,231)

Non-current		3,263,137	2,515,907

The lease obligations above are secured by letters of guarantee issued by the Company.

Long-term amounts mature as follows:

Year	September 30, 2008	December 31, 2007

2009	106,569	295,303
2010	386,751	275,359
2011	396,601	281,636
2012	405,822	290,452
2013	450,659	330,381
After 2013	1,516,735	1,042,776

	3,263,137	2,515,907

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

iii. Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such assets is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS n° 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level for which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the periods presented.

iv. Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains or losses arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS n° 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the lease, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the company’s country of origin.

			September	December
			30, 2008	31, 2007

	Gains on	Accumulated
	sale-leaseback	amortization	Net	Net

Transaction Airbus A330 (i)	319,073	(188,340)	130,733	150,674
Transaction Airbus A320 (ii)	54,957	(30,226)	24,731	28,852

	374,030	(218,566)	155,464	179,526

The amortization of gains on sale-leaseback transactions appropriated in the statement of operations for the three and nine month periods ended September 30, 2008, as “Financial income (expenses), net” totaled R$ 4,285 and R$ 12,860 (September 30, 2007 – R$ 4,288 and R$ 12,863) and as “Other operating expenses, net” totaled R$ 3,734 and R$ 11,200 (September 30, 2007 – R$ 3,733 and R$ 11,200).

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ at September 30, 2008 totaled R$ 155,464 (December 31, 2007 – R$ 179,526).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, of which final liquidation is planned to be in August 2013.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP.

According to recently issued SFAS n° 145 "Rescission of FASB Statements n° 4, 44 and 64, Amendment of FASB Statement n° 13 and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS n° 28, mentioned above.

(d) Business combinations

i. Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS n° 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to U.S. GAAP, goodwill generated in transactions between entities under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note 28 (d) (ii) below).

For Brazilian GAAP, goodwill was fully amortized at December 31, 2007; negative goodwill at September 30, 2008 was R$ 11,099 (December 31, 2007 - R$ 11,099).

For reconciliation purposes, amortization of goodwill has been reversed as from January 1, 2002, totaling R$ 179 and R$ 358 in the statement of operations for the three and nine month periods ended September 30, 2007. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 9,680 at September 30, 2008 (December 31, 2007 – R$ 9,680).

ii. Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactive consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be between entities under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS n° 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ (2,186) and R$ (5,217) for the three and nine month periods ended September 30, 2008 (September, 30, 2007 – R$ 1,859 and R$ 4,233), respectively and R$ 11,828 in stockholders equity at September 30, 2008 (December 31, 2007 – R$ 11,828).

(e) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional effect (being the difference between the plan net assets and the projected benefit obligation ("PBO") at that date will be taken to income over five years.

Under U.S. GAAP, SFAS No. 87, "Employers’ Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such date, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences. Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001 differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Pension Plan Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. During 2006 43 employers accepted the migration, therefore they had the recognition of "settlement". At September 30, 2007, there are still 5 participants which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation eliminates the risks related to the obligation and assets of the plan. The participants transferred have been accounted in accordance with SFAS no. 88, "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. The settlement for the remaining 5 participants was reached on September 30, 2007.

For purposes of the reconciliation, there is no longer a difference in stockholders’ equity according to U.S. GAAP since December 31, 2007. The appropriated effects in the statements of operations for the three and nine month periods ended September 30, 2007 totaled R$ 91 and R$ 273.

(f) Recognition of revenue – Revenue in the Loyalty Program Partners

Under Brazilian GAAP, revenues related to partnership with the Loyalty Program for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company has been recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, valued at current market rate of the expected air transportation, based on the average tariff it charges for the related average domestic trip during the period. Based on the Company’s historical analysis of the use of these points, they are expected to be used over a six month period.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

The second revenue component represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

For reconciliation purposes, the Company deferred revenue for the three and nine month periods ended September 30, 2008 totaling R$ 13,240 and R$ 43,320 (September 30, 2007 – R$ 3,246 and R$ 12,516). The effect on stockholders’ equity at September 30, 2008 amounted to R$ 93,380 (December 31, 2007 – R$ 50,060).

(g) Stock options plan

Under Brazilian GAAP stock options neither generate expense nor capital reserve charges under the accrual method of accounting, and instead are recognized only when exercised as the amount of the exercise price paid.

Under U.S. GAAP, SFAS Statement 123R “Share Based Payments”, requires the measurement and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market conditions shall be classified as liabilities. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS n° 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date.

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares could be used for share options to be granted to employees by the Board of Directors.

Changes are summarized as follows:

		Weighted-average
	Stock options	exercise price – R$

Outstanding at December 31, 2007	1,943,510	25.60

Exercised	(199,589)	17.21
Forfeited	(42,593)

Outstanding at September 30, 2008	1,701,328	34.48

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of 7 years. No outstanding options were exercisable as of September 31, 2008. Those previously exercised were the result of anticipated retirement. The weighted-average intrinsic value of the stock options exercised was R$15.20 at September 30, 2008.

The options contain a “service condition” for which exercisability of such options depends exclusively on the rendering of a defined period of services by the employee. The dismissed employees have the obligation to satisfy conditions in order to maintain their options right. At each reporting period the fair value of the options granted are remeasured as well as the compensation cost and recognized for the options awarded.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Stock options were granted initially with an exercise price of R$ 14.40, R$ 43.48, R$ 39.67 and R$ 38.36, per share, for the for the 1st, 2nd, 3rd grant and special grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

The Company accounts for the Plan in accordance with FASB Statement n° 123R “Share Based Payments”. Accordingly, as the options are classified as liability awards, compensation cost has been recognized based on the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

At September 30, 2008	1st grant	2nd grant	3rd grant	Special grant

Risk-free interest rates	13.75%	13.75%	13.75%	13.75%
Exercise price (adjusted by IGPM)	R$ 17.47	R$ 50.97	R$ 43.03	R$ 43.08
Expected Dividend yield	1.23%	1.23%	1.23%	1.23%
Volatility of stock in the market	44.79%	44.79%	44.79%	44.79%
Stock market price	R$ 36.00	R$ 36.00	R$ 36.00	R$ 36.00

The risk-free rate for periods within the contractual life of the option is based on the Brazilian Treasury yield curve in effect at the balance sheet date. Expected volatilities are based on historical volatility calculated using TAM’s traded stock. The expected term used is based on the weighted average remaining contractual life.

At September 30, 2008, the fair value of the stock options granted was R$ 23.32, R$ 12.72, R$ 17.02 and R$ 5.53, respectively, for the 1st, 2nd, 3rd grant and special grant per share resulting in a total fair value of options granted of R$ 11,237, R$ 2,899, R$ 12,963 and R$ 1,272 for the 1st, 2nd, 3rd and special grant. The total compensation cost related to nonvested options not yet recognized as of September 30, 2008 amounted to R$19,898 (December 31, 2007 - R$ 33,711)

For U.S. GAAP purposes, the Company recorded income (expenses) of R$ (5,392) and R$ 739 for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ (2,222) and R$ 3,487), with a corresponding credit/debit to liabilities. This adjustment has no impact for purposes of deferred income tax and social contribution. The accumulated effect within liabilities and shareholder’s equity at September 30, 2008 was R$ 13,577 (December 31, 2007 - R$ 17,349).

Options outstanding

Range exercise price	Options outstanding at June 30, 2008	Weighted average remaining contractual life	Weighted average exercise price

R$ 17.47	481,825	2.75	R$ 15.45
R$ 50.97	227,870	3.67	R$ 46.31
R$ 43.03	761,633	4.67	R$ 41.06
R$ 43.08	230,000	1.00	R$ 40.85

Range: R$ 17.47 – R$ 50.97	1,701,328	3.51	R$ 34.48

The Black-Scholes option pricing model has been adopted by on fair valuing such traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(h) Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of IBRACON 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method for owned engines and engines under capital lease arrangements. In aircraft under operating lease, the Company continues to expense maintenance as incurred.
Under U.S. GAAP, the Company records maintenance expenses as incurred.

For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under Brazilian GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 and the depreciation expenses recorded amounting to R$ 6,752 was reversed from stockholders’ equity.

For reconciliation purposes, the Company for the three and nine month periods ended September 30, 2008 was reversed depreciation expenses amounted to R$ 1,398 and R$ 4,713 (September 30, 2007 – (R$ 1,073) and R$ 1,202), respectively. The accumulated effect on stockholders’ equity at September 30, 2008 amounted to R$ (7,875) (December 31, 2007 – R$ (12,588)).

(i) Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. Earnings may be capitalized, used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be given that preferred stockholders will receive distributed earnings.

EITF 03-6 "Participating Securities and the Two Í Class Method under FASB Statement No. 128'' limits loss allocation only to participating securities which have (1) the right to profit sharing in the Company, and (2) an objective and determinable contractual obligation for participation in the Company's losses. As preferred shares do not have a determinable contractual obligation for participation in the Company's losses, no losses are allocated to them.

September 30, 2008

Common
share

Undistributed earnings (losses) allocation Basic and diluted	(213,793)

Weighted average number of outstanding shares – basic (thousands)	59,407
Weighted average number of outstanding shares – diluted (thousands)	59,479

Basic and diluted earnings per shares – R$	(3.60)

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

	September 30, 2007

	Common	Preferred
	share	share	Total

Undistributed earnings allocation
Basic numerator - undiluted	139,047	211,091	350,138
Diluted numerator	138,476	211,662	350,138

Weighted average number of outstanding shares – basic (thousands)	59,792	90,771
Weighted average number of outstanding shares – diluted (thousands)	59,792	91,392

Basic and diluted earnings per shares – R$	2.33	2.33

(j) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS n° 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS n° 158) and cumulative translation adjustments (Note 28 (q) (iii)).

(k) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates from the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset and are not presented at the net value.

In addition, for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ 183,546 and R$ 80,438 for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ (45,583) and R$ (140,436)), respectively in the statements of operations. The aggregate net deferred tax assets reflected in the shareholder's equity at September 30, 2008 was R$ (213,868) (December 31, 2007 – R$ (294,306). There were no valuation allowances in any of the period presented.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation n° 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties.

As a result of the adoption of this interpretation, there has been no impact on the Company’s financial statements.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s income tax returns, tax and accounting records are subject to review by tax authorities for 5 to 6 years.

TAM Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

carrying value are recognizing in the financial statements.

(l) Dividends and interest in own capital

Under Brazilian GAAP, the Company recorded the amount of R$ 72,093 as dividends and interest on capital to be paid to its stockholders.

For U.S. GAAP purpose, the amount of R$ 40,564 relating to the amounts accrued in excess of the minimum mandatory dividend have been reversed for reconciliation purposes. As a result of final approval on dividends declared as of December 31, 2007, by the Board of Directors in April 2008, that portion of dividends declared that represents the excess over the minimum mandatory dividend has been reversed for U.S. GAAP reconciliation purposes.

(m) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 28 (q) (ii)). The reclassifications, other than those disclosed above, are summarized as follows:

  Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.

  Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.

  The net income (loss) differences between Brazilian GAAP and U.S. GAAP, as detailed in the reconciliation (Note 28 (q) (ii)), were incorporated in the statement of operations in accordance with U.S. GAAP.

  Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(n) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast the consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 28 (q)). The reclassifications, other than those disclosed above, are summarized as follows:

  Under BR GAAP, according to “Normas e Procedimentos de Contabilidade n° 20 – "Demonstração dos Fluxos de Caixa" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.

  Under U.S. GAAP, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi-market funds were classified under marketable securities (trading) in the balance sheet.

  Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(o) Classification of cash flow items

Under Brazilian GAAP, the classification of certain cash flow items is presented differently from U.S. GAAP. The Company recast the consolidated cash flow statement in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 28 (q)). In addition to the difference in the definition of cash and cash equivalents disclosed above under 28 (q). Classification of Balance Sheet items, the reclassifications are summarized as follows:

  Under Brazilian GAAP net income is different to net income under U.S. GAAP due to a number of non-cash differences described in foot note 28 (q).

  Under Brazilian GAAP, balance sheet movements are different to those under U.S. GAAP due to balance sheet adjustments and reclassifications described under note 28 (q)(i) and (p), respectively.

  Under Brazilian GAAP, according to "Normas e Procedimentos de Contabilidade No. 20"-"Cash flow statement"- additions to deferred charges are recorded under investing activities whereas under U.S. GAAP, certain deferred charges, which are not pre-operating expenses, were reclassified to property, plant and equipment, according to their nature. Those deferred charges related to pre-operating expenses under U.S. GAAP are recorded under operating activities for U.S. GAAP; and

  Under Brazilian GAAP, payments made on behalf of interest expenses on short term debt are included within “Investing activities” whereas under U.S. GAAP these payments are qualified as “Operating activities.”

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(p) Reconciliation of the differences between BR GAAP and U.S. GAAP

i. Net income

		Three-month periods ended September 30,		Nine-month periods ended September 30,

		September	September	September	September
	Note 28	30, 2008	30, 2007	30, 2008	30, 2007

Net income (loss) under Brazilian GAAP		(112,696)	48,522	(59,948)	79,065

Reversal of revaluation depreciation	(c) (i)	649	739	2,066	2,982
Lease contracts
Depreciation of capitalized finance lease	(c) (ii)	(50,437)	(35,551)	(135,802)	(103,444)
Foreign exchange variation on finance lease	(c) (ii)	(553,756)	106,485	(274,464)	335,889
Interest expense on finance lease	(c) (ii)	(31,128)	(32,798)	(90,973)	(102,214)
Result on the aircraft return	(c) (ii)		(4,636)		(9,797)
Reversal of operating lease expense	(c) (ii)	100,702	95,682	283,915	273,838

Total lease contracts		(534,619)	129,182	(217,324)	394,272

Amortization of gain on sale-leaseback transactions, net	(c) (iv)	8,019	8,021	24,060	24,063
Depreciation of additional indexation of permanent assets for 1996 and 1997	(b)		(17)		(51)
Reversal of goodwill amortization	(d) (i)		179		538
Common control – Mercosur	(d) (ii)	(2,186)	1,859	(5,217)	4,233
Pension plan	(e)		91		273
Revenue recognition on Loyalty Program partnership	(f)	(13,240)	(3,246)	(43,320)	(12,516)
Stock option plan	(g)	(5,392)	2,222	739	(3,487)
Maintenance	(h)	1,398	1,073	4,713	1,202
Deferred income tax and social contribution on adjustments above	(k)	183,546	(45,583)	80,438	(140,436)

Net income (loss) under U.S. GAAP		(474,521)	143,042	(213,793)	350,138

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

ii. Stockholders’ equity

		September	December
	Note 28	30, 2008	31, 2007

Stockholders’ equity as reported under Brazilian GAAP		1,420,348	1,491,657

Reversal of revaluation, net	(c) (i)	(133,068)	(135,134)
Lease contracts	(c) (ii)	885,419	1,102,745
Deferral of gain on sale-leaseback transaction	(c) (iv)	(155,464)	(179,526)
Reversal of goodwill amortization	(d) (i)	9,680	9,680
Business combination (Mercosur)	(d) (ii)	11,828	11,828
Revenue recognition on Loyalty Program partnerships	(f)	(93,380)	(50,060)
Stock options plan	(g)	(13,577)	(17,349)
Maintenance	(h)	(7,875)	(12,588)
Deferred income tax and social contribution on adjustments above	(k)	(213,868)	(294,306)
Minority interest on adjustments above		(729)	(729)
Reversal of interest on own capital	(l)		40,564

Stockholders’ equity as reported under U.S. GAAP		1,709,314	1,966,782

(q) Condensed consolidated financial statements under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM and condensed consolidated statement of cash flow, under U.S. GAAP, are as follows:

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

i. Consolidated balance sheets under U.S. GAAP:

	September	December
Assets	30, 2008	31, 2007

Current assets
Cash and cash equivalents	277,181	466,538
Marketable securities	1,828,104	2,140,339
Customers accounts receivable (net of allowance for doubtful accounts – R$ 61,725 and R$ 50,240, respectively)	1,181,148	937,928
Inventories	215,555	162,471
Taxes recoverable	124,817	87,017
Advances to aircraft manufacturers	803,417	864,440
Deferred income tax and social contribution	9,830	31,874
Prepaid expenses	100,841	151,372
Aircraft Insurance and other	8,404	44,515
Other	88,664	137,071

	4,637,961	5,023,565

Non-current assets
Deferred income tax and social contribution	62,109
Deposits in guarantee	120,506	161,488
Judicial deposits	87,653	75,017
Advances to aircraft manufacturers	268,396	105,115
Advances for aircraft maintenance	307,475	119,633
Other	86,412	53,541

	932,551	514,794

Investments
Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	5,243,271	4,414,070
Intangibles	43,130	13,156

	5,296,151	4,436,976

Total assets	10,866,663	9,975,335

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

	September	December
Liabilities and stockholders’ equity	30, 2008	31, 2007

Current liabilities
Suppliers	367,240	426,856
Short-term debt, including current portion of long-term debt	663,276	881,148
Obligations under finance lease and lease payable	498,495	330,231
Debentures	10,825	32,159
Senior notes	18,236	7,076
Return of Fokker 100 fleet	14,842	11,501
Salaries and payroll charges	306,252	236,708
Advance ticket sales	829,747	791,546
Taxes and tariffs payable	75,327	59,051
TAM Loyalty Program	41,348	20,614
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	55,572	20,079
Interest on own capital and dividends payable	599	32,052
Other	401,474	178,855

	3,315,318	3,059,961

Non-current liabilities
Long-term debt	264,759	219,190
Obligations under financial lease	3,263,137	2,515,907
Debentures	500,000	500,000
Senior notes	574,290	531,390
Return of Fokker 100 fleet	32,724	41,523
Deferred income tax and social contribution		92,815
Provision for contingencies	954,530	844,713
Deferred gain on sale-leaseback	123,377	147,441
Other	126,484	52,984

	5,839,301	4,945,963

Minority interest	2,730	2,629

Stockholders’ equity	1,709,314	1,966,782

Total liabilities and stockholders’ equity	10,866,663	9,975,335

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(ii) Consolidated statements of operations under U.S. GAAP

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2008	2007	2008	2007

Net operating revenue	2,883,019	2,058,406	7,627,631	5,852,851

Operating expenses
Personnel	449,132	323,366	1,260,386	905,536
Fuel	1,103,613	656,183	2,936,994	1,867,441
Aircraft and flight equipment lease	118,257	130,818	356,537	370,204
Selling and marketing	258,513	259,887	727,286	687,468
Landing, take-off and navigational tariffs	101,684	111,585	346,464	314,686
Depreciation and amortization	85,522	62,267	231,452	178,458
Maintenance (except personnel)	125,588	131,293	348,286	343,712
Services rendered by third parties	186,687	141,065	497,799	402,055
Aircraft insurance	11,713	8,340	35,915	25,218
Other	256,098	120,881	524,794	430,658

	2,696,807	1,945,685	7,265,913	5,525,436

Operating profit	186,212	112,721	361,718	327,415

Financial income (expenses), net	(882,106)	105,890	(645,806)	214,133

Income before income tax and social contribution and minority interest	(695,894)	218,611	(284,088)	541,548

Income tax and social contribution	221,444	(75,492)	70,120	(191,105)

Income before minority interest	(474,450)	143,119	(213,968)	350,443

Minority interest	(71)	(77)	175	(305)

Net income (loss) for the period	(474,521)	143,042	(213,793)	350,138

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(iii) Condensed statement of stockholders’ equity movement under U.S. GAAP

	2008			2007

	Accumulated			Accumulated
	other			other	Other
	comprehensive	Other equity		comprehensive	equity
	income	accounts	Total equity	income	accounts	Total equity

At beginning of the first quarter	(8,916)	1,975,698	1,966,782	(5,620)	1,537,518	1,531,898

Net income		46,734	46,734		137,943	137,943
Cumulative translation adjustment	(416)		(416)	1,020		1,020

Total comprehensive income			46,318			138,963

Treasury stocks		(4,776)	(4,776)

At end of the first quarter	(9,332)	2,017,656	2,008,324	(4,600)	1,675,461	1,670,861

Net income		213,994	213,994		69,153	69,153
Cumulative translation adjustment	3,447		3,447	(3,394)		(3,394)

Total comprehensive income			217,441			65,759

Reversal of interest on own capital		(40,564)	(40,564)
Treasury stocks		294	294
Stock options plan		(196)	(196)

At end of the second quarter	(5,885)	2,191,184	2,185,299	(7,994)	1,744,614	1,736,620

Net income (loss)		(474,521)	(474,521)		143,042	143,042
Cumulative translation adjustment	2,186		2,186	(1,867)		(1,867)

Total comprehensive income			(472,335)			141,175

Treasury stocks		(3,980)	(3,980)
Stock options plan		330	330

At end of the third quarter	(3,699)	1,713,013	1,709,314	(9,861)	1,887,656	1,877,795

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(iv) Consolidated statement of cash flow under U.S. GAAP

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2008	2007	2008	2007

Cash flows from operating activities

Net income (loss) for the period	(474,521)	143,042	(213,793)	350,138

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	85,522	61,735	231,468	177,926
Deferred income tax and social contribution	(217,973)	197	(132,880)	41,530
Provision for contingencies	32,207	51,271	62,140	91,967
Loss on disposal of long lived asset	1,664	32,560	24,728	41,196
Indexation charges and exchange variations, net	642,734	5,915	360,210	(225,186)
Minority interest	72	77	(174)	305
Other provisions	25,448	9,578	49,493	15,695

(Increase) decrease in assets
Short term investments	14,995	(65,547)	312,234	230,491
Customer accounts receivable	(92,815)	(38,550)	(254,705)	(226,172)
Inventories	(18,507)	(12,415)	(34,601)	(10,683)
Taxes recoverable	(41,991)	(57,762)	(33,012)	(136,122)
Prepaid expenses	2,105	(75,281)	51,178	(84,551)
Judicial deposits	(9,347)	(2,588)	(12,636)	(17,078)
Advances for aircraft maintenance	(43,335)	35,171	(159,015)	(16,954)
Insurance	11,891	(49)	36,111	8,452
Other	74,058	11,536	49,168	(56,182)

Increase (decrease) in liabilities
Suppliers	(22,337)	21,033	(59,617)	21,497
Salaries and payroll charges	37,699	48,660	69,544	37,576
Advance from ticket sales	29,002	(37,176)	38,201	64,592
Taxes and tariffs payable	(29,841)	9,333	16,277	15,173
Financial and operating leases	(86,279)	(164,068)	(104,316)	(248,172)
Income tax and social contribution payable	10,281	23,109	33,480	95,401
Other	233,779	(25,446)	245,644	(16,665)

Net cash provided by operating activities	164,552	(25,665)	575,127	154,174

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2008	2007	2008	2007

Cash flows from investing activities

Acquisition of property, plant and equipment	(119,803)	(47,747)	(340,972)	(162,061)
Intangibles	(12,904)		(29,974)
Deposits in guarantee	15,531	27,583	47,409	(18,911)
Advances to aircraft manufacturers
Reimbursement	255,341	26,224	288,819	153,578
Payments	(60,298)	(73,286)	(319,669)	(730,028)

Net cash used in investing activities	77,867	(67,226)	(354,387)	(757,422)

Cash flows from financing activities

Treasury stock	(5,464)		(11,362)
Dividends paid			(72,017)	(137,106)
Term loan and financing
Issuance	60,221	(771,439)	360,259	503,786
Repayments	(175,281)	837,890	(491,186)	81,321
Finance lease:
Repayments	(10,618)	(78,613)	(191,000)	(195,149)
Debentures:
Repayments			(4,792)	(8,060)
Senior notes:
Issuance				607,080

Net cash provided by financing activities	(131,142)	(12,162)	(410,097)	851,872

Increase in cash and cash equivalents	111,276	(105,053)	(189,357)	248,624

Cash and cash equivalents at the end of the period	277,181	548,131	277,181	548,131
Cash and cash equivalents at the beginning of the period	165,905	653,184	466,538	299,507

Change in cash and cash equivalents	111,276	(105,053)	(189,357)	248,624

Supplemental disclosure of cash flow information:

Interest paid (including R$ 29,995 and R$ 92,915
(September 30, 2007 – R$ 27,843 and R$ 98,757)
of interest paid of finance lease under U. S. GAAP
for the three and nine periods ended September 30,
2008, respectively.	67,818	35,577	207,355	156,823

Non cash investing and financing activities - acquisition of aircrafts under finance lease	264,557	289,375	458,659	501,488

Income taxes paid	22,277	32,171	58,443	47,002

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(r) Business segments

Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under BR GAAP. The Company top management analyses its recurring daily business in a single reportable segment as an air transportation enterprise.

(s) Additional disclosure – Advertising expenses

Advertising and publicity expenses totaled R$ 22,217 and R$ 73,135 for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ 13,271 and R$ 39,200), and are classified as selling and marketing expenses.

(t) Fair Value measurement within financial statements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 introduces a framework for measuring fair value and expands requirements for disclosure about fair value measurement of assets and liabilities. The Company has adopted SFAS 157 as from January 1, 2008.

Under U.S. GAAP, paragraph 67 of Concepts Statement No.5 - “Recognition and Measurement in Financial Statements”, issued by FASB, describes five measurement attributes used in financial statements under current financial accounting principles, for which some of them are detailed approaches in Concepts Statement No. 7 – “Using Cash Flow Information and Present Value in Accounting Measurements”.

In addition, SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

SFAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable variables and minimize the use of unobservable variables when measuring fair value. The standard describes three levels of computation that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities method;

Level 2 – Observable variables are fair valued by using either present value or expected present value methods – deterministic model;

Level 3 – Mostly known as hybrid methodology by applying both deterministic and probabilistic models. Observable and unobservable variables are determined and computed by using either estimated cash flow or expected cash flow methods. Unobservable variables that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities are determined on probabilistically path basis.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended September 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

All types of marketable securities outstanding as of September 30, 2008 (trading as well as derivatives) were marked-to-market by applying level 2 approaching model, which considers prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities on assumptions made in cash flow estimate, by using present value techniques, for which gain or losses were properly accounted for.

In February, 2007, the FASB issued FAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement 115 "Accounting for Certain Investments in Debt and Equity Securities", which permits the Company to choose to measure many financial instruments and certain other items at fair value. The Company decided not to use the fresh-start method of accounting on the fair value measurement for financial assets and liabilities, however fair value amounts were disclosed in Note 26, for which the level 1 approaching model was adopted to disclose fair values of senior notes and debentures.

(u) Recently issued accounting pronouncements

As of December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 141R “Business Combinations,” revised which replaces FASB Statement 141, “Commercial Combination.” This Statement retains the fundamental requirements in Statement 141 that the purchase method is used for all business combinations. This Statement applies to all business combinations for which the acquisition date is on or after the first annual reporting period starting as of or after December 15, 2008, for which earlier adoption is prohibited. The effective date of this Statement is the same as that of FASB Statement 160, “Non-controlling Interests in Consolidated Financial Statements.”

As of December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB 51,” which states that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity which shall be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The Company has been evaluating the impact on its financial statements as a result of adopting both SFAS 141 (R) and SFAS 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities - an amendment of SFAS 133”. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, with early adoption encouraged. The Company has been evaluating the impact on its financial statements as a result of adopting SFAS 161.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 provides entities to be responsible for selecting its accounting principles for the preparation of financial statements that are presented in conformity with GAAP. This Statement will be effective 60 days following the approval by the Public Company Accounting Oversight Board – PCAOB. The Company does not expect a significant impact on its financial statements as a result of adoption of this standard.

* * *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.